AutoNation, Inc. (AN)

Shareholder Alert

Voluntary submission by John Chevedden, POB 2673, Redondo Beach, CA 90278

AutoNation shareholder since 2000

Please consider voting against Mike Mikan, chair of the AutoNation executive pay committee

And please consider voting against any other chair of an executive pay committee at any company who recommends that shareholders vote only once in 3-years to ratify executive pay. Every shareholder should have the right to vote annually in regard to the amount of executive pay.  If a chair of an executive pay committee recommends that shareholders vote only once in 3-year regarding executive pay – that should be a red flag to shareholders that the particular director should not serve on the executive pay committee of any other company.

Potentially more than 90% of shareholders at large companies will soon have the right to vote annually on the amount of executive pay.

A shareholder vote annually on executive pay is a good way to incentivize executive pay.

Why would any shareholder want to give up such an important right?

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934.*

*Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

This is not a solicitation of authority to vote your proxy.  Please DO NOT send me your proxy card; the shareholder is not able to vote your proxies, nor does this communication contemplate such an event.

The shareholder asks all shareholders to vote by following the procedural instructions provided in the proxy materials.